SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

TriVascular Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89685A102

(CUSIP Number)

Matthew Potter

c/o Delphi Ventures

160 Bovet Rd, Suite 408
San Mateo, CA 94402

(650) 854-9650

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2016

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 89685A102	13D	Page 2 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VIII, L.P. (“Delphi VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89685A102	13D	Page 3 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VIII, L.P. (“DBI VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89685A102	13D	Page 4 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VIII, L.L.C. (“DMP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 89685A102	13D	Page 5 of 16

1	NAME OF REPORTING PERSON Delphi Ventures VII, L.P. (“Delphi VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 89685A102	13D	Page 6 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VII, L.P. (“DBI VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 89685A102	13D	Page 7 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VII, L.L.C. (“DMP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 89685A102	13D	Page 8 of 16

1	NAME OF REPORTING PERSON James J. Bochnowski (“Bochnowski”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 89685A102	13D	Page 9 of 16

1	NAME OF REPORTING PERSON David L. Douglass (“Douglass”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 89685A102	13D	Page 10 of 16

1	NAME OF REPORTING PERSON Deepika R. Pakianathan (“Pakianathan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 89685A102	13D	Page 11 of 16

1	NAME OF REPORTING PERSON Douglas A. Roeder (“Roeder”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 89685A102	13D	Page 12 of 16

ITEM 1.           SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of TriVascular Technologies, Inc., a Delaware corporation (the “Company”), by the Reporting Persons and supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2014 (the “Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 13D. The Company’s principal executive offices are located at 3910 Brickway Blvd., Santa Rosa, CA 95403.

ITEM 2.           IDENTITY AND BACKGROUND.

Item 2 (a-c, f) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a-c, f) This Schedule 13D is being filed on behalf of: (i) Delphi Ventures VIII, L.P., a Delaware limited partnership (“Delphi VIII”), (ii) Delphi BioInvestments VIII, L.P., a Delaware limited partnership (“DBI VIII”), (iii) Delphi Management Partners VIII, L.L.C., a Delaware limited liability company (“DMP VIII”), (iv) Delphi Ventures VII, L.P., a Delaware limited partnership (“Delphi VII”), (v) Delphi BioInvestments VII, L.P., a Delaware limited partnership (“DBI VII”), (vi) Delphi Management Partners VII, L.L.C., a Delaware limited liability company (“DMP VII”), (vii) James J. Bochnowski (“Bochnowski”), a citizen of the United States, (viii) David L. Douglass (“Douglass”), a citizen of the United States, (ix) Deepika R. Pakianathan (“Pakianathan”), a citizen of the United States, and (x) Douglas A. Roeder (“Roeder”), a citizen of the United States (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

Delphi VIII, DBI VIII, Delphi VII and DBI VII (collectively, the “Delphi Funds”) are venture capital funds. DMP VIII is the general partner of each of Delphi VIII and DBI VIII. DMP VII is the general partner of each of Delphi VII and DBI VII. Bochnowski, Douglass, Pakianathan and Roeder are the managing members of DMP VIII and DMP VII (collectively, and with respect to each of DMP VIII and DMP VII, the “Managing Members”). The principal business office of the Reporting Persons is 160 Bovet Road, Suite 408, San Mateo, CA 94402.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following statements:

TriVascular Technologies, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger, dated as of October 26, 2015 (the “Merger Agreement”), by and among the Company, Endologix, Inc., a Delaware corporation (“Endologix” or “Parent”), and Parent’s wholly-owned subsidiary, Teton Merger Sub Inc., a Delaware corporation (“Merger Sub”). Pursuant to the Merger Agreement, at the effective time of the Merger, Merger Sub was merged with and into the Company (the “Merger”) with the Company surviving the Merger as a direct wholly-owned subsidiary of the Parent. The Closing of the Merger occurred on February 3, 2016.

At the effective time and as a result of the Merger, each share of the Company’s Common Stock outstanding immediately prior to the effective time of the Merger (other than any shares of the Company’s Common Stock held by Company stockholders demanding appraisal of such shares and who have complied with all applicable appraisal procedures and requirements in accordance with Delaware law and other than cancelled shares described below) was automatically converted into the right to receive merger consideration equal to 0.631 share of Endologix’s common stock and $0.34 in cash, for an aggregate value, based on the closing price of Endologix’s common stock on February 2, 2016, of $4.95 per share. Each share of the Company’s Common Stock outstanding immediately prior to the effective time of the Merger that was owned or held in treasury by the Company, owned by Endologix, any subsidiary of Endologix (including Merger Sub), the Company or any subsidiary of the Company, was automatically cancelled and ceased to exist, and no consideration was delivered in exchange therefor.

In connection with the Merger, Endologix paid approximately $106,828,804 in aggregate consideration to the stockholders of the Company, consisting of (i) approximately $7,410,301 in cash and (ii) 13,618,973 shares of Endologix common stock.

CUSIP NO. 89685A102	13D	Page 13 of 16

In connection with the Merger, the Delphi Funds received approximately $1,202,209 in cash and 2,231,158 shares in the aggregate of Endologix’s common stock, in exchange for all of its securities of the Company.

On February 3, 2016, following the effective time of the Merger, the Company requested that the NASDAQ Stock Market file with the SEC an application on Form 25 to withdraw the Company’s Common Stock from listing on the NASDAQ Global Select Market and terminate the registration of the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Company intends to file with the SEC a certification and notice of termination on Form 15 to terminate the registration of its common stock under the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

The foregoing description of the terms of the Merger Agreement in Item 3 is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following statements:

TriVascular Technologies, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger, dated as of October 26, 2015 (the “Merger Agreement”), by and among the Company, Endologix, Inc., a Delaware corporation (“Endologix” or “Parent”), and Parent’s wholly-owned subsidiary, Teton Merger Sub Inc., a Delaware corporation (“Merger Sub”). Pursuant to the Merger Agreement, at the effective time of the Merger, Merger Sub was merged with and into the Company (the “Merger”) with the Company surviving the Merger as a direct wholly-owned subsidiary of the Parent. The Closing of the Merger occurred on February 3, 2016.

At the effective time and as a result of the Merger, each share of the Company’s Common Stock outstanding immediately prior to the effective time of the Merger (other than any shares of the Company’s Common Stock held by Company stockholders demanding appraisal of such shares and who have complied with all applicable appraisal procedures and requirements in accordance with Delaware law and other than cancelled shares described below) was automatically converted into the right to receive merger consideration equal to 0.631 share of Endologix’s common stock and $0.34 in cash, for an aggregate value, based on the closing price of Endologix’s common stock on February 2, 2016, of $4.95 per share. Each share of the Company’s Common Stock outstanding immediately prior to the effective time of the Merger that was owned or held in treasury by the Company, owned by Endologix, any subsidiary of Endologix (including Merger Sub), the Company or any subsidiary of the Company, was automatically cancelled and ceased to exist, and no consideration was delivered in exchange therefor.

In connection with the Merger, Endologix paid approximately $106,828,804 in aggregate consideration to the stockholders of the Company, consisting of (i) approximately $7,410,301 in cash and (ii) 13,618,973 shares of Endologix common stock.

In connection with the Merger, the Delphi Funds received approximately $1,202,209 in cash and 2,231,158 shares in the aggregate of Endologix’s common stock, in exchange for all of its securities of the Company.

On February 3, 2016, following the effective time of the Merger, the Company requested that the NASDAQ Stock Market file with the SEC an application on Form 25 to withdraw the Company’s Common Stock from listing on the NASDAQ Global Select Market and terminate the registration of the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Company intends to file with the SEC a certification and notice of termination on Form 15 to terminate the registration of its common stock under the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act.

CUSIP NO. 89685A102	13D	Page 14 of 16

In accordance with the terms of the Merger Agreement, Douglas A. Roeder resigned from his position as a member of the Company’s Board of Directors, and any committees thereof, effective as of the closing of the Merger.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b), 5(c) and 5(e) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b)     Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Company during the past 60 days.

(e)       The Reporting Persons ceased to be beneficial owners of 5% or more of the Company’s Common Stock on February 3, 2016.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following:

EXHIBIT C	Agreement and Plan of Merger

CUSIP NO. 89685A102	13D	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.		JAMES J. BOCHNOWSKI

DELPHI VENTURES VIII, L.P.		DAVID L. DOUGLASS
By:	Delphi Management Partners VIII, L.L.C.
	General Partner	DEEPIKA R. PAKIANATHAN

DELPHI BIOINVESTMENTS VIII, L.P.		DOUGLAS A. ROEDER
By:	Delphi Management Partners VIII, L.L.C.
General Partner

DELPHI MANAGEMENT PARTNERS VII, L.L.C.

DELPHI VENTURES VII, L.P.
By:	Delphi Management Partners VII, L.L.C.
General Partner

DELPHI BIOINVESTMENTS VII, L.P.
By:	Delphi Management Partners VII, L.L.C.
General Partner

By:	/s/ Matthew T. Potter	By:	s/ Matthew T. Potter
	Matthew T. Potter, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*		Matthew T. Potter, Chief Financial Officer/Attorney-In-Fact for the above-listed individuals*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 89685A102	13D	Page 16 of 16

exhibit C

Agreement and Plan of Merger, dated as of October 26, 2015, by and among Endologix, Inc., Teton Merger Sub, Inc. and the Company (incorporated by reference to Annex A of the Company’s Proxy Statement filed with the SEC on January 8, 2016).